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                                               Filed by Aspect Development, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

         Subject Company: Aspect Development, Inc. Commission File No: 000-20749


                           Aspect Development, Inc.
                      Script for Q1 2000 Conference Call
                                April 16, 2000

Dave Dury:

Good afternoon and welcome to the Aspect Development quarterly financial conference call for Q1 2000. This is Dave Dury, Chief Financial Officer. With me today is Aspect's chairman and CEO, Romesh Wadhwani, and Bob Evans, Aspect's president and COO. We're hosting today's call from Scottsdale, Arizona, site of the Aspect Summit 2000 executive conference, where over 1,400 senior executives from many of the world's largest companies have joined us to discuss how new B2B exchanges and our solutions can produce dramatic savings for their businesses. Thank you for joining us.

During the course of this conference call, we may make projections or other forward-looking statements regarding future events or the future financial performance of the company. We wish to caution you that such statements are just predictions, and that actual events or results may differ materially.

You all should have, or have access to, a copy of our press release on the quarter ending March 31st, 2000, which we released at the close of market today. As we did last quarter, we have reported the Q1 results separately for Aspect and for our start-up subsidiary, Infinite Supply. The Aspect results compare directly to the published First Call earnings expectations, and all comments on Q1 financial results in this conference call will relate to Aspect, excluding Infinite Supply, unless we specifically state otherwise.

Aspect delivered a record quarter in Q1, posting revenues of $34.9 million-- which is our largest quarter to-date, 143% higher than Q1's revenues last year, 4% higher than the last quarter, and 10-20% above the average of the analyst's Q1 revenue estimates. Software license revenue was $19,822,000, up more than 300% over the same quarter a year ago. Net income of $4,459,000 generated 6 cents EPS, beating the average consensus earnings estimate by 50%, which First Call had estimated to be 4 cents per share.

Turning now to a more detailed look at the first quarter, the $34.9 million dollars of Q1 revenue came from seventeen orders booked by Aspect. These 17 orders were spread across both new and existing customers, all solution types, and in all major geographic sectors. Most notably, international revenues grew dramatically in Q1. Eight of the 17

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orders were from companies outside of North America, bringing in 25% of the company total revenue in Q1 from International locations--roughly 15% from Europe and 10% from Asia.

License revenue represented 57% of our total revenues. Subscription and maintenance revenues were up again this quarter to $8.3 million, or 24% of revenues. Consulting revenues also were at a record high, at just under $7 million, representing 19% of revenue. We see this increase in content subscription revenue as a very healthy sign of our success in eCommerce, as eCommerce and decision content are becoming increasingly important to our customers.

Turning to the expense side, expenses were pretty much in line with our expectations. We did incur about $400,000 in legal and other expense associated directly with the i2 merger. Most people know that acquisition costs can be capitalized as part of the purchase costs, but that is only true for the acquiring company. The acquired company must expense costs as they are incurred.

The balance sheet shows cash up almost $20 million from last quarter, to $95.7 million. DSO for the 1st quarter was 81 Days, up just slightly from 78 days last quarter, and less than our target range of 90 to 100 days.

Turning for a moment to our subsidiary, in this past quarter Infinite Supply generated $490,000 in revenue from several new customers as well as on-going subscription revenue from prior customers. Although we reported just under $500,000 in revenue, it masks the fact that Infinite Supply has now booked a total of 5 multi-million dollar, multi-year contracts. We're expecting significant Infinite Supply revenue growth in Q2 and beyond based on these early deals paying out over multiple quarters.

We've begun to ramp Infinite Supply expenses as well, as staff has been hired, marketing programs put in place, and solution delivery is beginning. In Q1 Infinite Supply spent about $1.5 million, resulting in a net loss for the quarter of $1,057,000, or $.01 cents per share. We will be giving you further details on Infinite Supply, its successes, and our plans for its future in a separate press conference in early May. I will send you all details on that event within the next few weeks.

As you all know, last month we announced signing a definitive agreement to merge with i2. Our merger activities are proceeding as planned, through the regulatory review process. The Hart-Scott-Rodino filing was made on April 10, and the S-4 for the merger will be filed with the SEC for review tomorrow, April 17. We expect to hear within 10 days from the SEC, and by May 9 from FTC or Justice, on whether either will review the filing. Depending on their decisions, the formal merger is expected to be completed some time this summer. In the meantime we have begun integration planning, and expect to have detailed plans for integrating sales, engineering and other operations defined during April and May, and ready for implementation as soon as the deal closes. The two companies remain extremely optimistic about the synergies of joining our vision, our workforces, our product lines, and our value to customers. Early feedback from

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customers has been very favorable, with numerous accounts looking for the planned synergies we will be able to offer.

I'd like to turn the discussion over to Romesh to take you through the vision for Aspect and i2 in 2000, and Bob will finish up our comments by talking about our progress on the operational front and our continued success in eCommerce.

Romesh Wadhwani:
Thanks Dave.

I commented at the outset of last quarter's call that some of you might have been surprised that we had described ourselves as "Leaders in B2B eCommerce." I trust that none of you remain surprised. I think this past quarter demonstrated just how successful we have been in placing ourselves at the forefront of the eCommerce revolution, and delivering solutions that customers want.

In fact, I would venture that you understand Aspect's unique role in this transformation of e-Business better than most. You understand that the first generation B2B solutions don't address the vast opportunity in streamlining the procurement of direct goods and materials--where more than 70% of B2B dollars are spent today. You're beginning to question the claims, and hear the disappointment of buyers and exchange operators who are wondering "where's the beef in B2B?" It's there, but it is just beginning to be exploited in the Next Generation of B2B solution.

The Beef in B2B
Stop and think for a moment about what companies spend their time doing. Buying enterprises...

 .    Design products
 .    Source components for these products
 .    Operate their plants
 .    Plan production at these plants
 .    Market and sell their products to their customers
 .    Fulfill customer demand
 .    Manage logistics through their distribution channels
 .    And Provide after-sales customer care

These enterprises invest enormous resources to manage these activities, and in most organizations, there is a tremendous amount of friction--or waste--that is built into these overlapping processes. Any technology that can make these systems more efficient delivers huge payback to the organization--freeing up resources that can be invested into more innovation, better products, better conditions, better prices--a whole host of benefits.

This next generation of B2B solution is about nothing short of a revolution in business practices.

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Aspect provides decision support and content solutions for collaborative product development, procurement, and operations, for the enterprise and its trading partners.

i2 is the leading global provider of solutions for planning, fulfillment, logistics and customer care--and has developed the leading technology platform for the creation of exchanges. And all of these B2B solutions need content on what to buy, who to buy it from, what to pay, and what alternatives to consider. Aspect is the leading global provider of B2B content.

By themselves, Aspect and i2 are successful companies with leading technology, great organizations, proven business models, and superior financials. Independently, each can deliver a portion of the complete technology platform for the Next Generation of B2B.

Together, we can create the industry standard platform for the Next Generation of B2B and deliver its full promise. Together, we are the B2B Powerhouse... With real products, very real revenues and profits, sustainable business models that generate revenue consistently, and solutions that companies need and want.

Aspect's B2B Business Model

Much has been written, especially in the last few weeks, about the vulnerability of transaction-based business models for B2B companies. The reality is that many companies in the B2B space do not have business models at all, or certainly not business models that are robust and proven.

Look at our Q1 results, and compare them to other companies reporting over the next several weeks. We have delivered stellar performance. Aspect is the first of the B2B companies to have a business model that seamlessly combines license revenue and subscription revenue--a balance that provides stable revenue flow without relying on transaction fees or other forms of 'exchange tax.'

Aspect's view is that subscription revenue is superior to transaction-based revenue in that it is highly predictable, and provides excellent quarterly revenue visibility. Aspect is refining its subscription revenue model to enable increasing annual subscription revenues that are guaranteed, but can escalate based on the success of a customer's exchange.

While Aspect has a transaction fee feature in some of its B2B deals, this is in addition to--and not instead of license and subscription revenue. Aspect does not use ANY estimates of transaction revenue in coming up with forward forecasts.

Aspect's growth rate is accelerating, as reflected in Q1 2000 results. This acceleration is in spite of the fact that we are a running at a $140M annualized revenue rate. Our growth rate resembles or exceeds that of much smaller B2B companies such as Agile.

Aspect, and our partner company i2, are two of the few B2B companies that have been consistently profitable. In fact, Aspect's gross margins of 84% and operating margins of 12% are among the highest in B2B.

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Combined, i2 and Aspect will do nearly $ 1B in B2B eCommerce revenue in 2000.
This means that the merged company is the largest pure-play in B2B, the only one with a proven business model, and with a track record of attractive gross and operating margins. And we expect that revenue to accelerate as the B2B Exchange momentum heats up. Combined, i2 and Aspect will be creating a New Economy company--but one with all the virtues of an Old Economy company, minus the baggage. Literally, the best of both. In this context, it's mystifying to us as to why we are valued at revenue and profit multiples that are below those of other B2B companies--companies that don't have anything close to the quality of business model or performance of Aspect.

Summary
Our combined vision is simple. We want to be the leading provider of the e-business technology and content for this new world, from the enterprise to the exchange. The time of revolution is here, and we are leading the way.

Now let me turn it over to Bob, who will share his view of our operational performance that has helped us deliver these results.

Bob Evans:
Thanks Romesh.

What many of you can't see right now, is that we're talking to you from a conference room in the Scottsdale Princess resort--the site of probably the only executive conference of its kind this year. Outside this room, more than 1,400 executives--top executives--from the world's largest companies, are wrapping up their first day at Aspect Summit.

This event was a watershed for our company one year ago. Our first executive conference was held shortly after we had to announce our disappointing Q1 results. I had just joined the company. But the Summit conference reminded us of the game we were really in. Our customers, one after another, stood up to talk about what they were doing with our solutions to transform their companies. About the hundreds of millions of dollars in measurable savings they'd achieved. About the increased Earnings Per Share they'd been able to announce as a result.

We used that conference--and the confidence our customers placed in us--to redouble our efforts to win. We focused on the basics. We sought out and hired the best people we could find to supplement our team. By year end, we'd more than doubled our sales force, and grown the overall organization by 50% to meet demand.

We focused on our international sales base. This quarter attests to the success we've had there, where Europe and our Asian operations brought in a quarter of our overall revenue--more than double any previous quarter.

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We focused on our technology, creating new solutions for both the enterprise and the exchange using our expertise in web technology and content to create what I believe is the world's leading exchange solution platform.

That success has allowed us to push into new industries such as consumer packaged goods and energy and services, expanding our customer base and our potential market. It's allowed us to invest in joint ventures for new Web portals with others such as Cahners, and CMP, and create our Infinite Supply subsidiary to provide Commerce Services and content.

All that has allowed us to generate record revenues. We now have the highest backlog in our history. The largest pipeline ever.

Today's Summit event is another watershed for the company. Today, Aspect has never been stronger. Together with i2, we have the ability to be the unquestioned leader in this new B2B space. The broadest solution set. The most comprehensive offering. The largest B2B customer base. The most satisfied customers. The best business model mix of license revenue and subscriptions. The highest value. Bar none.

I'm personally leading the integration efforts of the two companies. Yes, because I've had experience from my Andersen Consulting days to do this, but also because this vision is so compelling, and our opportunity to influence it so dramatic, and so unique in time, that I had to be a part of it. And, as those of you who know me would expect, I'm having a lot of fun with this.

I'd like to turn to the call back to the operator and we would be happy to respond to your questions. Thank you.

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